September 17, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-6010

Re:	Inspirato Incorporated
Registration Statement on Form S-3, filed on August 30, 2024
File No. 333-281880
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Inspirato Incorporated (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 so that it may become effective at 4:00 p.m. Eastern Time on Thursday, September 19, 2024, or as soon thereafter as practicable.

Please advise John Elofson of Davis Graham & Stubbs LLP at (303) 332-1605 when the order declaring the Registration Statement effective is signed.

Sincerely,

By:	/s/ Payam Zamani
Name:	Payam Zamani
Title:	Chief Executive Officer

cc:	John Elofson, Davis Graham & Stubbs LLP